UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 2

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

AGRIUM INC.
(Exact name of registrant as specified in its charter)

Canada	98-0346248
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

13131 Lake Fraser Drive S.E. Calgary, Alberta, Canada	T2J 7E8
(Address of principal executive offices)	(Zip Code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: Not Applicable.

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered

Rights to purchase Common Shares	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

This amendment amends the registration statement on Form 8-A (File No. 001-14460) filed with the Securities and Exchange Commission on May 23, 2001, as amended by Amendment No. 1 thereto filed with the Commission on May 3, 2004 (as so amended, the “Form 8-A”)

Item 1.  Description of Registrant’s Securities to be Registered

The following hereby amends and restates Item 1 of the Form 8-A in its entirety.

Summary of the 2007 Rights Plan

The following is a summary of the terms of the Amended and Restated Shareholder Rights Plan Agreement dated as of May 9, 2007 (the “2007 Rights Plan”) between Agrium Inc. (the “Corporation”) and CIBC Mellon Trust Company, as rights agent (the “Rights Agent”). This summary is qualified in its entirety by reference to the text of the 2007 Rights Plan, which is annexed hereto as Exhibit No. 1. All capitalized terms used in this summary without definition have the meanings attributed to them in the 2007 Rights Plan.

Issuance of Rights

Under the 2007 Rights Plan, the Rights (as defined below) granted under the predecessor shareholder rights plans of the Corporation dated March 1, 1995, March 2, 1998, May 9, 2001 and April 28, 2004, respectively, and which are outstanding at the Record Time of 5:00 p.m. (Calgary time) on May 9, 2007, are reconfirmed on the terms set out in the 2007 Rights Plan and the Corporation reconfirms its authorization to continue to issue one right (each, a “Right”) for each “Voting Share” (which includes the Common Shares and any other shares in or interests of the Corporation entitled to vote generally in the election of directors) issued thereafter and prior to the Separation Time (as defined below), subject to the earlier termination or expiration of the Rights as set out in the 2007 Rights Agreement. As at April 30, 2007, there were 133,581,828 Voting Shares and 133,581,828 Rights outstanding.

Exercise Price

Until the Separation Time, the exercise price (“Exercise Price”) of each Right is three times the market price, from time to time, of the Voting Shares. From and after the Separation Time, the Exercise Price is three times the market price, as at the Separation Time, per Voting Share. The Exercise Price is subject to adjustment as summarized herein under the heading “Anti-Dilution Adjustments”.

Term

The 2007 Rights Plan became effective on May 9, 2007 (the “Effective Date”) immediately following the termination of the annual meeting of shareholders (the “Meeting”), and will expire at the close of business on the date upon which the annual meeting of shareholders to be held in 2010 terminates, subject to earlier termination or expiration of the Rights as set out in the 2007 Rights Plan.

Trading of Rights

Until the Separation Time, the Rights will be evidenced by the certificates representing the associated Voting Shares and will be transferable only together with the associated Voting Shares. After the Separation Time, separate certificates evidencing the Rights will be mailed to holders of record of Voting Shares (other than any shareholder or group of shareholders making a take-over bid) as of the Separation Time and such separate Rights certificates alone will evidence the Rights.

The Rights will be listed on the Toronto Stock Exchange and the New York Stock Exchange, subject to the Corporation complying with the requirements of each exchange.

Separation Time

The Rights are not exercisable and do not trade separately from their associated Voting Shares until the “Separation Time”. The “Separation Time” is the close of business on the tenth trading day after the earliest of (i) the Stock Acquisition Date, which is the first date of public announcement of facts indicating that a person has become an Acquiring Person (as defined below); (ii) the date of the commencement of, or first public announcement of the current intention of any person (other than the Corporation or any subsidiary of the Corporation) to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid, each as defined below); and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be one. The Separation Time can also be such later date as may from time to time be determined by the Board of Directors.

Acquiring Person

An “Acquiring Person” is a person who is the Beneficial Owner (as defined below) of 20% or more of the outstanding Voting Shares. Excluded from the definition of Acquiring Person are the Corporation and its subsidiaries and any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition. In general:

(i)

a “Voting Share Reduction” means an acquisition or a redemption by the Corporation of Voting Shares and/or Convertible Securities which, by reducing the number of Voting Shares and/or Convertible Securities outstanding, increases the percentage of Voting Shares Beneficially Owned by any person;

(ii)	a “Permitted Bid Acquisition” means an acquisition by a person of Voting Shares and/or Convertible Securities made pursuant to a Permitted Bid or a Competing Permitted Bid;
(iii)

an “Exempt Acquisition” means an acquisition by a person of Voting Shares and/or Convertible Securities: (i) in respect of which the Board of Directors has waived the application of the 2007 Rights Plan; (ii) pursuant to a dividend reinvestment plan; (iii) pursuant to a distribution of Voting Shares and/or Convertible Securities made by the Corporation (a) to the public pursuant to a prospectus; provided that such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such distribution, or (b) by way of a private placement; provided that, among other things, such person does not thereby become the Beneficial Owner of Voting Shares equal in number to more than 25% of the Voting Shares outstanding immediately prior to the private placement and, in making this determination, the securities to be issued to such person on the private placement shall be deemed to be held by such person but shall not be included in the aggregate number of Voting Shares outstanding immediately prior to the private placement; or (iv) pursuant to an amalgamation, merger, arrangement or other statutory procedure requiring shareholder approval;

(iv)

a “Convertible Security Acquisition” means an acquisition of Voting Shares by a person upon the purchase, exercise, conversion or exchange of Convertible Securities acquired or received by such person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition; and

(v)

a “Pro Rata Acquisition” means an acquisition by a person of Voting Shares and/or Convertible Securities as a result of a stock dividend, a stock split or a rights offering issued on the same pro rata basis to all the holders of Voting Shares and/or Convertible Securities of the same class or series; provided that such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares and/or Convertible Securities than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such acquisition.

Also excluded from the definition of Acquiring Person are underwriters or banking or selling group members acting in connection with a distribution of securities and any “Grandfathered Person” (generally, any person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares at the Record Time). To the Corporation’s knowledge, there are no Grandfathered Persons.

Beneficial Ownership

In general, a person is deemed to “Beneficially Own” securities actually held by others in circumstances where those holdings are or should be grouped together for purposes of the 2007 Rights Plan. Included are holdings by the person’s “Affiliates” (generally, a person that controls, is controlled by, or is under common control with a specified corporation) and “Associates” (generally, relatives sharing the same residence).

Also included are securities that the person or any of the person’s Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities and other than pursuant to pledges of securities in the ordinary course of business).

A person is also deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other person with which, and in respect of which security, such person is acting jointly or in concert. A person is acting jointly or in concert with any other person who is a party to an agreement, commitment or understanding with the first person for the purpose of acquiring or offering to acquire Voting Shares and/or Convertible Securities.

Exclusions from the Definition of Beneficial Ownership

The definition of “Beneficial Ownership” contains several exclusions whereby a person is not considered to Beneficially Own a security. There are exemptions from the deemed Beneficial Ownership provisions for institutional shareholders acting in the ordinary course of business and the performance of their duties. These exemptions apply to: (i) an investment manager (“Manager”) which holds securities in the performance of the Manager’s duties for the account of any other person (a “Client”); (ii) a licensed trust company (“Trust Company”) acting as trustee or administrator or in a similar capacity for the estates of deceased or incompetent persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”); (iii) a Crown agent or agency (a “Crown Agent”); (iv) a person established by statute (a “Statutory Body”), the ordinary business or activity of which includes the management of investment funds for employee benefit plans, retirement plans and insurance plans (other than insurance plans administered by insurance companies) of various public bodies; and (v) the administrator (“Administrator”) of one or more pension funds or plans (a “Plan”) registered under applicable law. The foregoing exemptions apply only so long as the Manager, Trust Company, Crown Agent, Statutory Body, Administrator or Plan is not then making or has not then publicly announced an intention to make a take-over bid, other than pursuant to a distribution by the Corporation or by means of ordinary market transactions.

Also, a person will not be deemed to “Beneficially Own” a security because such person: (i) is a Client of the same Manager, an Estate Account or an Other Account of the same Trust Company, or a Plan with the same Administrator as another person or Plan on whose account the Manager, Trust Company or Administrator, as the case may be, holds such security; or (ii) is a Client of a Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Manager, Trust Company, Administrator or Plan, as the case may be.

A person will not be deemed to “Beneficially Own” any securities that are the subject of a Permitted Lock-Up Agreement. A “Permitted Lock-Up Agreement” is an agreement (the “Lock-Up Agreement”) between a person and one or more holders of Voting Shares and/or Convertible Securities (each a “Locked-Up Person”) (the terms of which are publicly disclosed and reduced to writing and a copy of which is made available to the public (including the Corporation) not later than the date the Lock-Up Bid (as defined below) is publicly announced or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement), pursuant to which such Locked-Up Person agrees to deposit or tender Voting Shares and/or Convertible Securities to a take-over bid (the “Lock-Up Bid”) made or to be made by the person or any of such person’s Affiliates or Associates or any other person with which, and in respect of which security, such person is acting jointly or in concert, provided that:

(i)

the Lock-Up Agreement permits such Locked-Up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares and/or Convertible Securities from the Lock-Up Bid in order to deposit or tender such securities to another take-over bid or support another transaction where:

(A)

the price or value per Voting Share or Convertible Security offered under such other take-over bid or transaction exceeds the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid;

(B)

the price or value per Voting Share or Convertible Security offered under such other take-over bid or transaction exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid; or

(C)

the number of Voting Shares and/or Convertible Securities to be purchased under such other takeover bid or transaction exceeds by as much as or more than a specified number (the “Specified Number”) the number of Voting Shares and/or Convertible Securities that the Offeror has offered to purchase under the Lock-Up Bid at a price or value per Voting Share or Convertible Security that is not less than the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares and/or Convertible Securities offered under the Lock-Up Bid;

and for greater certainty, such Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the Offeror under the Lock-Up Bid an opportunity to match a higher price, value or number in such other takeover bid or transactions or other similar limitation on a Locked-Up Person’s right to withdraw Voting Shares from the Lock-Up Agreement, so long as the limitation does not preclude the exercise by the Locked-Up Person of the right to withdraw Voting Shares and/or Convertible Securities in sufficient time to deposit or tender to the other take-over bid or to support the other transaction; and

(ii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:
(A)	the cash equivalent of 2.5% of the price or value payable under the Lock-Up Bid to a Locked-Up Person; and
(B)

50% of the amount by which the price or value payable under another take-over bid or other transaction to a Locked-Up Person exceeds the price or value of the consideration that such Locked-Up Person would have received under the Lock-Up Bid;

shall be payable by a Locked-Up Person pursuant to the Lock-Up Agreement in the event a Locked-Up Person fails to deposit or tender Voting Shares and/or Convertible Securities to the Lock-Up Bid, or withdraws Voting Shares and/or Convertible Securities previously tendered thereto in order to tender to another take-over bid or support another transaction.

Flip-In Event

A “Flip-In Event” occurs when any person becomes an Acquiring Person. If a Flip-In Event occurs prior to the earlier of (i) the expiration of the 2007 Rights Plan and (ii) a redemption (as described under “Redemption” below) that has not been waived by the Board of Directors (see “Waiver”, below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person, or a transferee of any such person, which Rights will become null and void) shall constitute the right to purchase from the Corporation, on payment of the Exercise Price, Voting Shares having an aggregate market price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price, subject to anti-dilution adjustments.

Permitted Bid and Competing Permitted Bid

A take-over bid will not trigger a Flip-In Event if it is a Permitted Bid or Competing Permitted Bid. A “Permitted Bid” is a take-over bid made by way of a take-over bid circular to all holders of Voting Shares (other than the Offeror) and which complies with the following additional provisions:

(i)

no Voting Shares and/or Convertible Securities shall be taken up or paid for pursuant to the take-over bid prior to the close of business on a date which is not less than 60 days following the date of the takeover bid;

(ii)

unless the take-over bid is withdrawn, Voting Shares and/or Convertible Securities may be deposited or tendered pursuant to the take-over bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares and/or Convertible Securities and all Voting Shares and/or Convertible Securities deposited or tendered pursuant to the take-over bid may be withdrawn at any time prior to the close of business on such date;

(iii)

more than 50% of the outstanding Voting Shares and/or Convertible Securities held by Independent Shareholders must be deposited or tendered to the take-over bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares and/or Convertible Securities; and

(iv)

in the event that more than 50% of the outstanding Voting Shares and/or Convertible Securities held by Independent Shareholders have been deposited or tendered to the take-over bid and not withdrawn as at the date of first take-up or payment for Voting Shares and/or Convertible Securities under the take-over bid, the Offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 business days from the date of such public announcement.

A Competing Permitted Bid is a take-over bid that is made after a Permitted Bid has been made but prior to its expiry, termination or withdrawal and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is only required to remain open until a date that is not less than the later of 35 days after the date of the take-over bid constituting the Competing Permitted Bid and 60 days after the date of the take-over bid of the prior bid.

Redemption

(i)

Redemption of Rights on Approval of Holders of Voting Shares and Rights. With the prior consent of the holders of Voting Shares or Rights, the Board of Directors may at any time prior to the occurrence of a Flip-In Event that has not been waived, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.00001 per Right (the “Redemption Price”), subject to adjustment for antidilution as provided in the 2007 Rights Plan.

(ii)

Deemed Redemption. If a person who has made a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition in respect of which the Board of Directors has waived or has been deemed to have waived the application of the 2007 Rights Plan consummates the acquisition of the Voting Shares, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

(iii)

Redemption of Rights on Withdrawal or Termination of Bid. Where a take-over bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminates after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being so redeemed, all the provisions of the 2007 Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed not to have occurred.

Waiver

(i)

Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. With the prior consent of the holders of Voting Shares the Board of Directors may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares or by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, waive the application of the 2007 Rights Plan to such Flip-In Event.

(ii)

Discretionary Waiver respecting Acquisition by Take-over Circular and Mandatory Waiver of Concurrent Bids. The Board of Directors may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares pursuant to a take-over bid made by means of a takeover bid circular sent to all holders of Voting Shares, waive the application of the 2007 Rights Plan to such a Flip-In Event, provided that if the Board of Directors waives the application of the 2007 Rights Plan to such a Flip-In Event, the Board of

Directors shall be deemed to have waived the application of the 2007 Rights Plan in respect of any other Flip-In Event occurring by reason of any such take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares prior to the expiry of the take-over bid for which a waiver is, or is deemed to have been, granted.

(iii)

Waiver of Inadvertent Acquisition. The Board of Directors may waive the application of the 2007 Rights Plan in respect of the occurrence of any Flip-In Event if (i) the Board of Directors has determined that a person became an Acquiring Person under the 2007 Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the person is no longer an Acquiring Person.

Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(i)

if there is a dividend payable in Voting Shares or Convertible Securities (other than pursuant to any optional stock dividend program, dividend reinvestment program or dividend payable in Voting Shares instead of a regular cash dividend) on the Voting Shares, or a subdivision or consolidation of the Voting Shares, or an issuance of Voting Shares or Convertible Securities in respect of, in lieu of or in exchange for Voting Shares; or

(ii)

if the Corporation fixes a record date for the distribution to all holders of Voting Shares of certain rights, options or warrants to acquire Voting Shares or Convertible Securities, or for the making of a distribution to all holders of Voting Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in Voting Shares) or rights or warrants.

Supplements and Amendments

The Corporation may make changes to the 2007 Rights Plan prior to or after the Separation Time to correct any clerical or typographical error or to maintain the validity of the 2007 Rights Plan as a result of any change in any applicable legislation, rules or regulation without the approval of the holders of the Voting Shares or Rights. The Corporation may also make changes to the 2007 Rights Plan prior to the Meeting without the approval of the holders of the Voting Shares or the Rights.

The Corporation may, with the approval of the holders of Voting Shares, at any time prior to the Separation Time, make changes to or rescind any of the provisions of the 2007 Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

The Corporation may, with the approval of the holders of Rights, at any time after the Separation Time, make changes to or rescind any of the provisions of the 2007 Rights Plan and the Rights

(whether or not such action would materially adversely affect the interests of the holders of Rights generally).

Declaration as to Non-Canadian and Non-U.S. Holders.

If in the opinion of the Board of Directors (who may rely on the advice of counsel) any action or event contemplated by the 2007 Rights Plan would require compliance with the securities laws or comparable legislation of a jurisdiction outside of Canada or the United States, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on the exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States in which such issue or delivery would be unlawful without registration of the relevant persons or securities for such purposes, or (until such notice is given as required by law) without advance notice to any regulatory or self-regulatory body.

Canadian Tax Matters

The following summary is based upon the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder, all proposed amendments to the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) made publicly available prior to the date hereof and the Canada-United States Income Tax Convention (1980) (the “Convention”). There can be no assurances that any such proposed amendments will be enacted in their current form, or at all. Except for such proposed amendments, this summary does not take into account or anticipate changes in the law or the administrative policies or assessing practices of the CRA whether by legislative, governmental or judicial action and does not take into account or anticipate provincial, territorial or non-Canadian tax considerations.

This is a summary of the principal Canadian federal income tax considerations relating to the issuance of Rights to holders of Voting Shares (“shareholders”) who: (i) for purposes of the Tax Act, are not, have not been and will not be or be deemed to be resident in Canada at any time while they held or hold Voting Shares, deal at arm’s length and are not affiliated with the Corporation, and hold their Voting Shares as capital property, and (ii) for purposes of the Convention, are residents of the United States and not residents of Canada.

The Corporation considers that the Rights, when issued, will have negligible monetary value and therefore the issuance of Rights to a shareholder that is neither resident nor deemed to be resident in Canada for purposes of the Tax Act should not be subject to non-resident withholding tax under the Tax Act. The exercise or disposition of such Rights by such holders may have income or withholding tax consequences under the Tax Act that may not be mitigated or may not be fully mitigated under the provisions of the Convention.

This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular shareholder. Shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and any applicable tax laws.

Exchange Controls

The Corporation’s charter and constituent documents do not limit the right of nonresident or non-Canadian owners to hold or vote the Voting Shares or the Rights.

Canada has no system of exchange controls. There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a non-resident holder of equity securities other than withholding tax requirements.

The Investment Canada Act, Canada’s foreign investment screening legislation of general application, imposes notification and review obligations on non-Canadians proposing to acquire control of existing Canadian businesses. Depending on the nature and size of the intended transaction, a non-Canadian may be required to either notify the statutory agency established under the Investment Canada Act or obtain approval from the applicable Minister charged with administering the legislation. The general statutory gross asset thresholds for Ministerial review of direct and indirect acquisitions of control of existing Canadian businesses are respectively Cdn$5 million and Cdn$50 million, depending upon the nature of the transaction. Unless the intended transaction involves a sensitive industry sector, the gross asset threshold for Ministerial review of direct acquisitions of control of Canadian businesses by World Trade Organization investors is currently Cdn$281 million and indirect acquisitions by World Trade Organization investors are generally no longer reviewable. A non-Canadian may be ordered to divest itself of any investment completed without prior approval if the transaction implementing the investment was reviewable under the Investment Canada Act and, on review, the Minister is not satisfied that such investment is likely to be of net benefit to Canada. Under the Investment Canada Act, factors relevant to the determination of net benefit to Canada include the effect of the acquisition on employment, resource processing, sourcing, participation by Canadians in the business to be acquired, productivity, industrial efficiency, competition and the compatibility of the acquisition with national industrial economic policies.

Item 2.  Exhibits

The following hereby amends and restates Item 2 of the Form 8-A in its entirety.

1.

Amended and Restated Shareholder Rights Plan Agreement, dated as of May 9, 2007, between Agrium Inc. and CIBC Mellon Trust Company, as Rights Agent, which includes the Form of Rights Certificate as Exhibit A.

2.	Specimen of Common Share Certificate with Rights Legend.

All exhibits required by Item 2 have been or will be supplied to the New York Stock Exchange.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

AGRIUM INC.
By:	/s/ Leslie O’Donoghue
Name: Leslie O’Donoghue Title: Senior Vice President, General Counsel and Corporate Secretary

Date: May 29, 2007

EXHIBIT INDEX

Exhibit No.	Description

1

Amended and Restated Shareholder Rights Plan Agreement, dated as of May 9, 2007, between Agrium Inc. and CIBC Mellon Trust Company, as Rights Agent, which includes the Form of Rights Certificate as Exhibit A.

2	Specimen of Common Share Certificate with Rights Legend.